

Via Fax (650) 525-1360

December 15, 2010

Elias A. MurrayMetzger
Chief Financial Officer
Avistar Communications Corporation
1875 South Grant Street,10th Floor
San Mateo, CA 94402

> **Re:** **Avistar Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 000-31121**

Dear Mr. MurrayMetzger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Video Communications Products, page 11

1.   We note that for the year ended December 31, 2009, City Information Services and Deutsche Bank AG and its affiliates accounted for 19% and 14% of your total revenues, respectively. It appears that you should describe the material terms of any material contract agreements with these customers. Additionally, please provide us with a detailed analysis as to whether you are substantially dependent on any agreements with

these customers such that the agreements should be filed as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Operating Performance

Overview, page 25

2.   We note that in 2007 and 2008 you implemented corporate initiatives aimed at increasing product sales, expanding your customer deployments and support, improving your corporate efficiency and increasing your development capacity. Please tell us, with a view towards future disclosure, how you considered expanding your Overview section in your quarterly and annual reports to provide an executive level discussion that addresses how your results of operations have been impacted as a result of changes in structure and any new corporate initiatives. Refer to SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

General

3.   We note that on January 21, 2010, the Company sold substantially all of its patents and associated patent applications to Intellectual Ventures Fund 61 LLC ("IVF transaction"). Tell us how you considered ASC 205-20-45 and ASC 360-10-45 in determining that classification of the operations of these patents and related licensing fees and settlements as discontinued operations was not necessary. In your response, please explain if you consider the patent and patent applications sold to be a component of an entity. Additionally, please describe the nature of the "license back" terms (i.e., your responsibilities under it, expected future cash flows, and its term), tell us the expected future cash flows and the remaining term of patents not sold in the transaction, and if you believe that this license back agreement and/or your retained patents constitute significant continuing involvement pursuant to ASC 205-20-45-1 and ASC 205-20-55.

Item 9a. Controls and Procedures, page 36

4.   We note your statement regarding the inherent limitations on effectiveness of controls indicating that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." In your response letter, please confirm, if true, that your certifying officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. In addition, confirm that you will provide conforming disclosure in future filings. Note that in the alternative, you may omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238,

Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. This comment also applies to your quarterly reports on Form 10-Q.

Item 13. Certain Relationships and Related Transactions and Director Independence (incorporated by reference from the definitive proxy statement filed April 30, 2010), page 41

5.   We note your disclosure that UBS Warburg LLC, a stockholder of Avistar, and its affiliates, have purchased systems and services that constituted 8% of your revenue for fiscal year 2009. We note further that you have not disclosed the approximate dollar value of the amount involved in the transaction or transactions nor disclosed whether the purchases were made at arm's length. Please advise. In addition, please tell us whether you have any agreements with these related parties that are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 39

6.   We are unable to locate disclosure that specifically incorporates previously filed exhibits into this 10-K. Exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Although you have listed your exhibits and identified where they can be found, it appears that you have not incorporated them by reference into your Form 10-K. Your language under Item 15 is unclear in this respect. Please advise or revise.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Condensed Consolidated Statements of Operations, page 2

7.   We note that you classified the purchase price of the sale of your IVF transaction as revenue. Please tell us how you considered revenue classification was appropriate versus classifying the amount as a disposal gain recorded pursuant to ASC 360-10-35-38 to 42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, Melissa Feider, Staff Accountant, at (202) 551-3379, or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief